PRICING SUPPLEMENT (To Prospectus dated September 5, 2013 and Prospectus Supplement dated February 12, 2014)	This filing is made pursuant to Rule 424(b)(2) under the Securities Act of 1933 in connection with Registration No. 333-191021.

$1,250,000,000

$850,000,000 1.500% Medium-Term Notes, Series A, due March 13, 2018

$400,000,000 2.150% Medium-Term Notes, Series A, due March 13, 2020

We are offering $850,000,000 aggregate principal amount of 1.500% Medium-Term Notes, Series A due March 13, 2018 (the “2018 Notes”) and $400,000,000 aggregate principal amount of 2.150% Medium-Term Notes, Series A due March 13, 2020 (the “2020 Notes,” and together with the 2018 Notes, the “Notes”). The Notes will be our general unsecured and unsubordinated obligations and will rank equally with all of our existing and future unsecured and unsubordinated indebtedness. We will pay interest on the Notes on March 13 and September 13 of each year and at maturity. The first interest payment on the Notes will be on September 13, 2015. We may redeem some or all of the Notes at any time at our option at the applicable redemption price set forth in this pricing supplement under “Description of the Notes—Optional Redemption.”

Investing in the Notes involves a number of risks. See the risks described in “Risk Factors” on page S-1 of the prospectus supplement and in our Annual Report on Form 10-K for the year ended March 31, 2014 filed with the Securities and Exchange Commission, as updated by our Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 2014 and December 31, 2014 filed with the Securities and Exchange Commission.

	2018 Notes		2020 Notes
	Per Note	Total	Per Note	Total
Public offering price(1)	99.866%	$848,861,000	99.821%	$399,284,000
Underwriting discount	0.225%	$1,912,500	0.350%	$1,400,000
Proceeds, before expenses, to AHFC	99.641%	$846,948,500	99.471%	$397,884,000

(1)	Plus accrued interest, if any, from March 13, 2015, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes will be ready for delivery in book-entry only form through The Depository Trust Company, and its direct and indirect participants, including Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme, on or about March 13, 2015.

Joint Book-Running Managers

BNP PARIBAS	J.P. Morgan	Morgan Stanley	SOCIETE GENERALE

Co-Managers

HSBC	Mizuho Securities	SMBC Nikko	US Bancorp	Wells Fargo Securities

The date of this pricing supplement is March 10, 2015.

In this pricing supplement, unless otherwise indicated by the context, “AHFC,” “we,” “us” and “our” refer solely to American Honda Finance Corporation (excluding its subsidiaries). AHFC is the issuer of all of the Notes offered under this pricing supplement. Capitalized terms used in this pricing supplement which are not defined in this pricing supplement and are defined in the accompanying prospectus supplement or prospectus shall have the meanings assigned to them in the prospectus supplement or prospectus, as applicable.

This pricing supplement does not contain complete information about the offering or terms of the Notes. No one may use this pricing supplement to offer and sell the Notes unless it is accompanied or preceded by the prospectus supplement and the prospectus. We are responsible only for the information contained in this pricing supplement and the accompanying prospectus supplement and prospectus, the documents incorporated by reference herein and therein, and any related free writing prospectus issued or authorized by us. We have not authorized anyone to provide you with any other information, and we take no responsibility for any other information that others may give you. You should assume that the information included in this pricing supplement, the accompanying prospectus supplement and prospectus, or incorporated by reference herein or therein, is accurate as of the date on the front cover of this pricing supplement, the accompanying prospectus supplement or prospectus, or the document incorporated by reference, as applicable. Our business, financial condition, results of operations, liquidity, cash flows and prospects may have changed since then. We are not making an offer to sell the Notes offered by this pricing supplement in any jurisdiction where the offer or sale is not permitted.

It is important for you to read and consider all information contained in this pricing supplement and the accompanying prospectus supplement and prospectus in making your investment decision. You should also read and consider the information contained in the documents identified in “Where You Can Find More Information” and “Incorporation of Information Filed with the SEC” in the accompanying prospectus.

PS-i

DESCRIPTION OF THE NOTES

General

We provide information to you about the Notes in three separate documents:

•	this pricing supplement which specifically describes each tranche of Notes being offered;

•	the accompanying prospectus supplement which describes AHFC’s Medium-Term Notes, Series A; and

•	the accompanying prospectus which describes generally certain debt securities of AHFC.

This description supplements, and to the extent inconsistent supersedes, the description of the general terms and provisions of the debt securities found in the accompanying prospectus and the AHFC’s Medium-Term Notes, Series A described in the accompanying prospectus supplement.

Terms of the Notes

The Notes:

•	will be our unsecured, unsubordinated obligations;

•	will rank equally with all our other unsecured and unsubordinated indebtedness from time to time outstanding;

•	will be considered part of the same series of notes as any of our other Medium-Term Notes, Series A previously issued or issued in the future;

•	will be denominated and payable in U.S. dollars; and

•	will be issued in minimum denominations of $2,000 and increased in multiples of $1,000.

The 2018 Notes:

The following terms apply to the 2018 Notes:

Principal Amount: $850,000,000

Trade Date: March 10, 2015

Original Issue Date: March 13, 2015

Stated Maturity Date: March 13, 2018

Interest Rate: 1.500% per annum, plus accrued interest, if any, from March 13, 2015

Interest Payment Dates: Each March 13 and September 13, beginning September 13, 2015, and at Maturity

Day Count Convention: 30/360

Business Day Convention: If any Interest Payment Date or Maturity falls on a day that is not a Business Day, the related payment of principal, premium, if any, or interest will be made on the next succeeding Business Day as if made on the date the applicable payment was due, and no interest will accrue on the amount payable for the period from and after the Interest Payment Date or Maturity, as the case may be, to the date of such payment on the next succeeding Business Day.

Business Day: Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York and is also a day on which commercial banks are open for business in London.

Record Dates: 15th calendar day, whether or not a Business Day, preceding the related Interest Payment Date

Calculation Agent: Deutsche Bank Trust Company Americas

CUSIP / ISIN: 02665WAT8 / US02665WAT80

The 2020 Notes:

The following terms apply to the 2020 Notes:

Principal Amount: $400,000,000

Trade Date: March 10, 2015

Original Issue Date: March 13, 2015

Stated Maturity Date: March 13, 2020

Interest Rate: 2.150% per annum, plus accrued interest, if any, from March 13, 2015

Interest Payment Dates: Each March 13 and September 13, beginning September 13, 2015, and at Maturity

Day Count Convention: 30/360

Business Day Convention: If any Interest Payment Date or Maturity falls on a day that is not a Business Day, the related payment of principal, premium, if any, or interest will be made on the next succeeding Business Day as if made on the date the applicable payment was due, and no interest will accrue on the amount payable for the period from and after the Interest Payment Date or Maturity, as the case may be, to the date of such payment on the next succeeding Business Day.

Business Day: Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York and is also a day on which commercial banks are open for business in London.

Record Dates: 15th calendar day, whether or not a Business Day, preceding the related Interest Payment Date

Calculation Agent: Deutsche Bank Trust Company Americas

CUSIP / ISIN: 02665WAU5 / US02665WAU53

Optional Redemption

The Notes will be redeemable before their maturity, in whole or in part, at our option at any time, at a “make-whole” redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal of and interest on the Notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points, plus accrued and unpaid interest thereon to the date of redemption.

“Comparable Treasury Issue” means, with respect to the Notes to be redeemed, the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of such Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such Notes.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Calculation Agent obtains fewer than five Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Calculation Agent after consultation with us.

“Reference Treasury Dealer” means each of BNP Paribas Securities Corp., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and SG Americas Securities, LLC, or their respective affiliates, and one other primary U.S. Government securities dealer selected by us; provided, however, that if any of the foregoing or their affiliates cease to be a primary U.S. Government securities dealer in the United States, we will substitute another nationally recognized investment banking firm that is a primary U.S. Government securities dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Calculation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Calculation Agent by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third Business Day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Notice of any redemption will be mailed not more than 60 nor less than 30 days before the redemption date to each holder of Notes to be redeemed. Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes or portions thereof called for redemption.

Further Issues

We may from time to time, without notice to or the consent of the registered holders of the Notes, create and issue additional notes having the same ranking, interest rate basis, number of basis points to be added to or subtracted from the related interest rate basis, maturity and other terms as a particular tranche of Notes, as applicable, except for (1) the original issue date, (2) the issue price and (3) the first interest payment date. Additional notes will be considered part of the same series of notes as the Notes and any of our other Medium-Term Notes, Series A previously issued or issued in the future. We also may from time to time, without notice to or the consent of the registered holders of the Notes, create and issue additional debt securities, under the indenture or otherwise, ranking equally with the Notes and our other Medium-Term Notes, Series A.

Book-Entry Notes and Form

Each tranche of Notes will be issued in the form of one or more fully registered global notes (the “Global Notes”) which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the “Depositary”) and registered in the name of Cede & Co., the Depositary’s nominee. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct or indirect participants in the Depositary, including Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme.

UNDERWRITING

Under the terms and subject to the conditions set forth in a terms agreement dated March 10, 2015 (the “Terms Agreement”), between us and the underwriters named below (the “Underwriters”), incorporating the terms of a distribution agreement, dated September 25, 2013, between us and the agents named in the prospectus supplement, as supplemented by the Agent Accession Letter of Morgan Stanley & Co. LLC, dated February 5, 2014, and the corresponding Confirmation Letter of AHFC, dated February 5, 2014, and the Agent Termination Letter, dated February 5, 2014, between AHFC and Mitsubishi UFJ Securities (USA), Inc., and as amended by that Letter Agreement, dated February 12, 2014 (as amended and supplemented, the “Distribution Agreement”), we have agreed to sell to the Underwriters, and the Underwriters have severally and not jointly agreed to purchase, as principal, the respective principal amounts of each tranche of Notes set forth below opposite their names.

Purchaser	Aggregate Principal Amount of 2018 Notes	Aggregate Principal Amount of 2020 Notes
BNP Paribas Securities Corp.	$180,625,000	$85,000,000
J.P. Morgan Securities LLC	180,625,000	85,000,000
Morgan Stanley & Co. LLC	180,625,000	85,000,000
SG Americas Securities, LLC	180,625,000	85,000,000
HSBC Securities (USA) Inc.	25,500,000	12,000,000
Mizuho Securities USA Inc.	25,500,000	12,000,000
SMBC Nikko Securities America, Inc.	25,500,000	12,000,000
U.S. Bancorp Investments, Inc.	25,500,000	12,000,000
Wells Fargo Securities, LLC	25,500,000	12,000,000

Total	$850,000,000	$400,000,000

The Notes will not have an established trading market when issued. The Underwriters may from time to time make a market in one or more tranches of Notes but are not obligated to do so and may cease at any time. Neither we nor the Underwriters can assure you that any trading market for any tranche of Notes will develop, continue or be liquid.

The Notes sold by the Underwriters to the public will initially be offered at the applicable public offering prices set forth on the cover page of this pricing supplement. Any Notes sold by the Underwriters to dealers may be sold at the applicable public offering prices less a concession not to exceed 0.200% of the principal amount of the 2018 Notes or 0.150% of the principal amount of the 2020 Notes, as applicable. The Underwriters may allow, and dealers may reallow, a concession not to exceed 0.100% of the principal amount of the 2018 Notes or 0.075% of the principal amount of the 2020 Notes, as applicable. After the initial offering of the Notes to the public, Morgan Stanley & Co. LLC, on behalf of the Underwriters, may change the public offering prices, concessions and reallowances with respect to the 2018 Notes and BNP Paribas Securities Corp., on behalf of the Underwriters, may change the public offering prices, concessions and reallowances with respect to the 2020 Notes. The offering of the Notes by the Underwriters is subject to receipt and acceptance and subject to the Underwriters’ right to reject any order in whole or in part.

In connection with the offering, BNP Paribas Securities Corp., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, and SG Americas Securities, LLC, on behalf of the Underwriters, are permitted to engage in certain transactions that stabilize the prices of the Notes. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the prices of the Notes. If the Underwriters create a short position in a tranche of Notes in connection with this offering by selling more Notes of such tranche than they have purchased from us, then the Underwriters may reduce that short position by purchasing Notes of such tranche in the open market. In general, purchases of Notes for the purpose of stabilization or to reduce a short position could cause the prices of such Notes to be higher than in the absence of these purchases. The Underwriters are not required to engage in these activities, and may end any of these activities at any time. Neither we nor any of the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of the Notes.

We may enter into hedging transactions in connection with the issuance of the Notes, including forwards, futures, options, interest rate or exchange rate swaps and repurchase or reverse repurchase transactions with, or arranged by, any of the Underwriters or an affiliate of that Underwriter. The applicable Underwriter and its affiliates may receive compensation, trading gain or other benefits in connection with these hedging transactions and the hedging transactions described below.

The Underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the Underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various lending, financial advisory and investment banking services for AHFC and its subsidiaries, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the Underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of AHFC or its subsidiaries. If any of the Underwriters or their affiliates have a lending relationship with AHFC or its subsidiaries, certain of those Underwriters or their affiliates routinely hedge, and certain other of those Underwriters or their affiliates may hedge, their credit exposure to AHFC or its subsidiaries consistent with their customary risk management policies. Typically, these Underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in AHFC’s or its subsidiaries’ securities, including potentially the Notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereby. The Underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

AHFC has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect of these liabilities. AHFC has also agreed to reimburse the Underwriters for certain expenses.

LEGAL MATTERS

In the opinion of Catherine M. McEvilly, as counsel to AHFC, when the Notes offered by this pricing supplement and accompanying prospectus supplement and prospectus have been executed and issued by AHFC and authenticated by the trustee pursuant to the Indenture, dated as of September 5, 2013, as supplemented, between AHFC and Deutsche Bank Trust Company Americas, as trustee (the “Indenture”), and delivered against payment as contemplated herein, such Notes will be legally valid and binding obligations of AHFC, enforceable against AHFC in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors’ rights generally (including, without limitation, fraudulent conveyance laws), and by general principles of equity including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding at law or in equity. This opinion is given as of the date hereof and is limited to the present laws of the State of California and the State of New York. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Indenture and its authentication of the Notes and the enforceability of the Indenture with respect to the trustee and other matters, all as stated in the letter of such counsel dated September 5, 2013 and filed as Exhibit 5.1 to AHFC’s Registration Statement on Form S-3 (File No. 333-191021) filed with the Securities and Exchange Commission on September 6, 2013.